UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

IMMUCOR, INC.

(Name of Subject Company)

IVD ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned indirect subsidiary of

IVD HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

TPG PARTNERS VI, L.P.

(Name of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

IVD Holdings Inc.

IVD Acquisition Corporation

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, California 94104

Attention: Ronald Cami

(415) 743-1500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,985,429,745.00	$230,508.39

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $27.00 per share of common stock of Immucor, Inc. (“Immucor”), par value $0.10 per share, (“Shares”) by 73,534,435 Shares, which, based on information provided by Immucor as of July 13, 2011, is the sum of (i) 70,741,281 Shares outstanding (including 243,479 restricted shares) and (ii) 2,793,154 Shares authorized and reserved for issuance (including Options to purchase 2,401,729 Shares and outstanding restricted stock units and performance share units with respect to 391,425 Shares).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, is calculated by multiplying the Transaction Valuation by .00011610.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (“Sponsor”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Immucor, Inc., a Georgia corporation (“Immucor”), at a price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 15, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Immucor, Inc.

3130 Gateway Drive

Norcross, Georgia 30071

(770) 441-2051

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of July 13, 2011, based on information provided by Immucor, there were 70,741,281 Shares issued and outstanding (including 243,479 restricted shares) and (ii) 2,793,154 Shares authorized and reserved for issuance (including Options to purchase 2,401,729 Shares and outstanding restricted stock units with respect to 228,890 Shares and outstanding performance stock units with respect to 162,535 Shares). The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Immucor”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Immucor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Immucor”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Immucor”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Immucor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Immucor”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Immucor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Immucor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Immucor with the Securities and Exchange Commission on July 5, 2011.

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Immucor”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Immucor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Immucor”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on July 15, 2011.

(a)(1)(F)	Press Release issued by Immucor, Inc. on July 5, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).

(a)(1)(G)	Joint Press Release issued by Immucor, Inc. and IVD Acquisition Corporation on July 15, 2011.

(a)(5)	Complaint filed by Hilary Kramer, on behalf of herself and all others similarly situated, on July 12, 2011, in the Superior Court of Fulton County, State of Georgia.

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2011, by and among IVD Holdings Inc., IVD Acquisition Corporation and Immucor, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).

(d)(2)	Confidentiality Agreement, dated May 27, 2011, between Immucor, Inc. and TPG Capital, L.P.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2011

IVD ACQUISITION CORPORATION

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: President

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on July 15, 2011.

(a)(1)(F)	Press Release issued by Immucor, Inc. on July 5, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).

(a)(1)(G)	Joint Press Release issued by Immucor, Inc. and IVD Acquisition Corporation on July 15, 2011.

(a)(5)	Complaint filed by Hilary Kramer, on behalf of herself and all others similarly situated, on July 12, 2011, in the Superior Court of Fulton County, State of Georgia.

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2011, by and among IVD Holdings Inc., IVD Acquisition Corporation and Immucor, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).

(d)(2)	Confidentiality Agreement, dated May 27, 2011, between Immucor, Inc. and TPG Capital, L.P.

(g)	None.

(h)	None.